August 10, 2007
Mail Stop 4561
Mr. Kevin Woody
United States Securities and exchange commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Del Taco Restaurant Properties I Form 10-K for Fiscal Year Ended December 31, 2006 Filed March 23, 2007 Form 10-Q for Quarterly Period Ended March 31, 2007 Filed May 14, 2007 File No. 000-16191
Dear Mr. Woody,
In response to your letter dated August 1, 2007 commenting on the above filing, we hereby acknowledge the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the aforementioned filings;

•	SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the aforementioned fillings; and

•	the Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions, please let us know.
Sincerely,
DEL TACO RESTAURANT PROPERTIES I
(a California limited partnership)
Steven L. Brake
Treasurer